650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

March 13, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng

Eiko Yaoita Pyles

Patrick Gilmore

Edwin Kim

Re:	A10 Networks, Inc.

Registration Statement on Form S-1 and

Amendment No. 1 to Registration Statement on Form S-1

Filed with the Commission on February 18 and March 10, 2014

File No. 333-194015

Ladies and Gentlemen:

On behalf of our client, A10 Networks, Inc. (“A10 Networks” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 10, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing the Staff with both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on March 10, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2 as applicable.

General

1.	Please revise your registration statement as appropriate to clarify whether you are required to have a qualified independent underwriter in light of the conflicts of interest between your lead underwriters and loan arrangements with affiliates of your lead underwriters pursuant to FINRA Rule 5121. If so, please revise to add appropriate risk factor disclosure.

The Company advises the Staff that while a conflict of interest exists in this offering as defined under FINRA Rule 5121, the participation of a qualified independent underwriter is not required if the requirements of Rule 5121(a)(1) are satisfied. Rule 5121(a)(1) requires prominent disclosure of the nature of the conflict of interest in the prospectus and that the member(s) primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that does have a conflict of interest, and meets the requirement of Rule 5121(f)(12)(E).

The Company included in the table of contents of Amendment No. 1 a section entitled “Underwriters (Conflicts of Interest)”, as well as disclosure relating to the nature of the conflict of interest in both “The Offering” (please see page 7 of Amendment No. 2) and “Underwriters” (please see page 140 of Amendment No. 2), in compliance with the requirements of prominent disclosure as set forth in Rule 5121(f)(10).

The Company has added, in the sections referenced in the preceding paragraph, on pages 7 and 140 of Amendment No. 2, additional disclosure in response to the Staff’s comment.

2.	We note that you have included Pacific Crest Securities and Oppenheimer & Co. on the cover page of the prospectus. Please tell us whether they are managing underwriters. Refer to Item 501(b)(8) of Regulation S-K.

In response to the Staff’s comment, the Company confirms that all of the underwriters named on the prospectus cover page are lead or managing underwriters of the offering. Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering, RBC Capital Markets LLC is acting as a book-running manager of the offering, and Pacific Crest Securities LLC and Oppenheimer & Co. Inc. are acting as co-managers of the offering.

Use of Proceeds, page 41

3.	You disclose on page 138 that you “may use more than 5% of the net proceeds that [you] receive from this offering to reduce the balance under [y]our credit agreement....” Please revise your use of proceeds disclosure, and elsewhere as appropriate such as the summary section, to identify the conflict of interest related to your credit facility and your lead underwriters and to disclose the maximum dollar amount or percentage of the net proceeds that maybe be used to reduce the balance under your credit agreement.

The Company has added, in the sections referenced in the preceding paragraph, on pages 7 and 41 of Amendment No. 2, additional disclosure in response to the Staff’s comment.

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me at (650) 320- 4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Greg Straughn, A10 Networks

Robert Cochran, A10 Networks

Herbert P. Fockler, Wilson Sonsini Goodrich & Rosati, P.C.

Jorge del Calvo, Pillsbury Winthrop Shaw Pittman LLP

Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP